September 5, 2024

Dikla Czaczkes Akselbrad
Chief Executive Officer
PolyPid Ltd.
372 Franklin Ave.
P.O. Box 558
Nutley, NJ 07110

       Re: PolyPid Ltd.
           Registration Statement on Form F-3
           Filed August 30, 2024
           File No. 333-281863
Dear Dikla Czaczkes Akselbrad:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Oded Har-Even, Esq.